EXHIBIT 99.2

SNDL Inc.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2026

Management’s Discussion and Analysis

This Management’s Discussion and Analysis (“MD&A”) of the financial condition and performance of SNDL Inc. (“SNDL” or the “Company”) for the three and six months ended June 30, 2026 is dated July 27, 2026. This MD&A should be read in conjunction with the Company’s condensed consolidated interim financial statements and the notes thereto for the three and six months ended June 30, 2026 (the “Interim Financial Statements”) and the audited consolidated financial statements and notes thereto for the year ended December 31, 2025 (the “Audited Financial Statements”) and the risks identified in the Company’s Annual Information Form for the year ended December 31, 2025 (the “AIF”) and elsewhere in this MD&A. This MD&A has been prepared in accordance with National Instrument 51-102 - Continuous Disclosure Obligations and is presented in thousands of Canadian dollars, except where otherwise indicated.

MD&A – Table of Contents

COMPANY OVERVIEW

SNDL operates under four reportable segments:

•
Liquor retail sales of wines, beers and spirits;
•
Cannabis retail sales of cannabis products and accessories through corporate-owned, controlled and franchised cannabis retail operations;
•
Cannabis operations as a licensed producer that grows cannabis using indoor facilities and manufactures cannabis products, providing proprietary cannabis processing services; and
•
Investments targeting the cannabis industry.

The principal activities of the Company are: (i) the retailing of wines, beers and spirits under the Wine and Beyond, Ace Liquor and Liquor Depot retail banners; (ii) the operation and support of corporate-owned, controlled and franchised retail cannabis stores in certain Canadian jurisdictions where the private sale of adult-use cannabis is permitted, under the Value Buds and Spiritleaf retail banners; (iii) the manufacturing of cannabis products providing proprietary cannabis processing services, the production, distribution and sale of cannabis in Canada and for export pursuant to the Cannabis Act (Canada) (the “Cannabis Act”) through an owned and licensed cannabis brand portfolio that includes Top Leaf, Contraband, Palmetto, Bon Jak, La Plogue, Versus, Grasslands, Pearls by Grön, No Future and Bhang Chocolate; and (iv) the provision of financial services through the deployment of capital to direct and indirect investments and partnerships throughout the cannabis industry. The Cannabis Act regulates the production, distribution, and possession of cannabis for both medical and adult-use access in Canada.

The Company produces and markets cannabis products for the Canadian adult-use market and for the international medicinal market. SNDL’s operations cultivate cannabis using approximately 380,000 square feet of total space in Atholville, New Brunswick. SNDL’s extraction and manufacturing operations include approximately 74,100 square feet of total space in British Columbia and approximately 65,500 square feet of total space in Ontario.

SNDL and its subsidiaries operate solely in Canada. Through its joint venture, SunStream Bancorp Inc. (“SunStream”), the Company provides growth capital that pursues indirect investment and financial services opportunities in the cannabis sector, as well as other investment opportunities. The current investment portfolio of SunStream is comprised of secured debt, hybrid debt, derivative instruments and convertible equity instruments issued by United States based cannabis businesses. The Company also makes strategic portfolio investments in debt and equity securities.

SNDL was incorporated under the Business Corporations Act (Alberta) (the “ABCA”) on August 19, 2006. The Company’s common shares are listed under the symbol “SNDL” on the Nasdaq Capital Market (the “Nasdaq”) and the Canadian Securities Exchange (the “CSE”).

SNDL is headquartered in Edmonton, Alberta, with operations in Kelowna, British Columbia, Bolton, Ontario, London, Ontario, Toronto, Ontario and Atholville, New Brunswick, and corporate-owned, controlled and franchised retail liquor and cannabis stores in five provinces across Canada.

SNDL’s overall strategy is to build sustainable, long-term shareholder value by improving liquidity and cost of capital while optimizing the capacity and capabilities of its production facilities in the creation of a consumer-centric brand and product portfolio. SNDL’s retail operations will continue to build a Canadian retail liquor brand and a network of retail cannabis stores across Canadian jurisdictions where the private distribution of cannabis is legal. SNDL’s investment operations seek to deploy capital through direct and indirect investments and partnerships throughout the cannabis industry.

RECENT DEVELOPMENTS

Restructuring of parallel

On July 27, 2026, the restructuring of Surterra Holdings, Inc. and certain of its affiliates (collectively, “Parallel”) was completed. As the principal asset within the SunStream investment portfolio, Parallel represents a significant step forward for SNDL, which gained indirect majority economic exposure through the restructuring transaction. Parallel currently operates 56 retail locations, three cultivation facilities and a manufacturing facility. Subject to applicable legal, regulatory, accounting, and NASDAQ requirements, SNDL expects to assume direct control of Parallel’s medical cannabis operations in Florida, Texas, and Massachusetts in the coming months. This milestone has the potential to make SNDL the first NASDAQ-listed company to consolidate U.S. medical cannabis operations and establish the Company as a leading vertically integrated cannabis operator in North America.

Rise Rewards Loyalty Program

On April 22, 2025, the Company announced the launch of its Rise Rewards loyalty program, designed to help Value Buds customers save more, earn more, and get even more from every visit. Rise Rewards is available at all Value Buds locations in Alberta, Ontario, Saskatchewan, and Manitoba. Customers can earn points with every visit and by participating in the Company’s recycling initiative, reinforcing Value Buds’ commitment to affordability, sustainability, and customer appreciation. By leveraging insights from Rise Rewards, the Company aims to optimize Value Buds’ pricing strategies and marketing efforts to provide superior customer experiences.

On March 10, 2026, the Company launched Rise Rewards at all Ace Liquor and Liquor Depot locations in Alberta. Rise Rewards is expected to launch at Wine and Beyond locations before the end of 2026.

acquisition of cost cannabis and t cannabis locations from 1cm

On April 9, 2025, the Company announced that it had entered into an arrangement agreement (the “1CM Agreement”) with 1CM Inc. (“1CM”) pursuant to which it would acquire 32 cannabis retail stores (the “1CM Transaction”) operating under the Cost Cannabis and T Cannabis banners in Ontario, Alberta and Saskatchewan (the “1CM Stores”).

Under the terms of the 1CM Agreement, the Company would acquire, with the option to assign, the 1CM Stores for total consideration of $32.2 million cash, subject to certain adjustments at the closing of the 1CM Transaction. The 1CM Stores are comprised of 2 stores in Alberta, 3 stores in Saskatchewan and 27 stores located in Ontario.

The 1CM Transaction was to be completed by way of an arrangement under the Business Corporations Act (Ontario). On June 16, 2025, 1CM announced the approval of the 1CM Transaction by 1CM shareholders. On June 18, 2025, 1CM announced that the Ontario Superior Court of Justice (Commercial List) approved the plan of arrangement involving SNDL.

On December 15, 2025, the Company announced that it had entered into an amended and restated arrangement agreement (the “1CM A&R Agreement”). Under the 1CM A&R Agreement, the parties agreed to, among other things, complete the 1CM Transaction in two stages to align with the status of required provincial regulatory approvals. The aggregate purchase price for the 1CM Transaction had not been amended.

On January 7, 2026, the first closing (“First Closing”) was completed and involved the purchase of 5 cannabis retail stores located in Alberta and Saskatchewan. The purchase price for the First Closing was $5.0 million cash, subject to certain adjustments at the time of the First Closing. Pursuant to the 1CM A&R Agreement, in December 2025, the Company had previously paid a $2.0 million non-refundable cash deposit towards the purchase price in respect of the First Closing.

The second closing (“Second Closing”) was expected to occur in the first half of 2026 for the purchase of the remaining 27 cannabis retail stores, each of which are located in Ontario. The 1CM Transaction had an outside date that was extended from December 31, 2025 to May 31, 2026. On May 27, 2026, the Company announced that the Second Closing was not expected to proceed following a prolonged regulatory review process that extended beyond commercially reasonable timelines contemplated by the parties. The Company is required to pay a $0.25 million termination fee that will be deducted from the previously paid $1.0 million deposit meant to be applied towards the purchase price in respect of the Second Closing, with the remainder of the deposit being returned to the Company.

The 1CM Transaction is expected to strengthen the Company’s financial condition as the addition of the 1CM Stores will increase the Company’s exposure to a broad consumer base in key Canadian markets. The Company’s financial performance and cash flows are projected to improve based on current 1CM store level operating results.

OTHER DEVELOPMENTS

U.S. justice department Reclassifies state-licensed and fda-approved marijuana products

On April 23, 2026, the U.S. Justice Department and the U.S. Drug Enforcement Administration announced the issuance of an order immediately placing both Food and Drug Administration-approved products containing marijuana and marijuana products regulated by a state medical marijuana license in Schedule III of the U.S. Controlled Substances Act, as well as the initiation of an expedited administrative hearing process to consider the broader rescheduling of marijuana from Schedule I to Schedule III. The new hearing, beginning June 29, 2026, is expected to provide a timely and legally compliant pathway to evaluate broader changes to marijuana’s status under U.S. federal law.

U.S. TARIFFS

In early 2025, the U.S. administration imposed certain tariffs on imports from certain countries, including Canada, and in response, the Canadian administration imposed their own tariffs on certain imports from the United States. Canada and the United States continue ongoing negotiations on a new trade and security relationship, though the scope and terms of such negotiations and the agreements they may produce, if any, are unknown. These tariff announcements and the risk of further potential retaliatory tariffs have created uncertainty, which has permeated the economic and investment outlook, impacting current economic conditions, including such issues as the inflation rate and the global supply chain. Aside from the impact on the global economy, these tariffs may continue to impact SNDL.

In response to tariffs imposed by the U.S., several Canadian provinces had taken retaliatory measures by removing U.S. alcohol from store shelves and restaurant, bar and retailer fulfillment catalogues. While some provinces, including Alberta, have lifted their ban on U.S. liquor imports, other provinces continue to impose the ban, despite the Canadian federal government lifting retaliatory tariffs on many U.S. goods.

SNDL is continuing to monitor the evolving situation and the impacts and potential consequences on its financial position. The Company did not experience a significant impact to its financial performance during the six months ended June 30, 2026.

share repurchase program

On November 3, 2025, the Company announced that the board of directors of the Company (the “Board”) approved a renewal of the share repurchase program upon its expiry on November 20, 2025. On November 21, 2025, the Company announced that it had received approval from the CSE for the renewal of its share repurchase program. The share repurchase program authorizes the Company to repurchase up to $100 million of its outstanding common shares from time to time through open market purchases at prevailing market prices. SNDL may purchase up to a maximum of approximately 24.5 million common shares under the share repurchase program, representing approximately 10% of the issued and outstanding common shares as at the date of announcement, and will expire on November 20, 2026. The share repurchase program does not require the Company to purchase any minimum number of common shares and repurchases may be suspended or terminated at any time at the Company’s discretion. The actual number of common shares which may be purchased pursuant to the share repurchase program and the timing of any purchases will be determined by SNDL’s management and the Board. All common shares purchased pursuant to the share repurchase program will be returned to treasury for cancellation.

For the three months ended June 30, 2026, the Company purchased and cancelled 11.7 million common shares at a weighted average price, excluding commissions, of $1.98 (US$1.43) per common share for a total cost of $23.5 million including commissions.

For the six months ended June 30, 2026, the Company purchased and cancelled 16.2 million common shares at a weighted average price, excluding commissions, of $2.02 (US$1.46) per common share for a total cost of $33.1 million including commissions.

Refer to “Liquidity and Capital Resources – Equity” below for further details regarding common shares purchased and cancelled.

FINANCIAL HIGHLIGHTS

The following table summarizes selected financial information of the Company for the periods noted.

($000s, except per share amounts)	Q2 2026	Q2 2025	Change	% Change
Financial Results
Net revenue	235,766	244,769	(9,003)	-4%
Cost of sales	179,417	177,168	2,249	1%
Gross profit	56,349	67,601	(11,252)	-17%
Gross margin (1)	23.9%	27.6%		-3.7%
Operating (loss) income	(7,841)	5,003	(12,844)	-257%
Adjusted operating (loss) income (2)	(6,982)	5,830	(12,812)	-220%
Net (loss) earnings attributable to owners of the Company	(7,822)	2,885	(10,707)	-371%
Per share, basic and diluted	(0.03)	0.01	(0.04)	-400%
Change in cash and cash equivalents	(30,196)	(12,643)	(17,553)	-139%
Free cash flow (2)	(6,671)	(7,869)	1,198	15%

Statement of Financial Position
Cash and cash equivalents	183,208	208,224	(25,016)	-12%
Inventory	133,372	133,466	(94)	0%
Right of use assets	135,067	116,759	18,308	16%
Property, plant and equipment	144,622	154,854	(10,232)	-7%
Total assets	1,283,928	1,293,420	(9,492)	-1%
(1)
Gross margin is a supplementary financial measure calculated by dividing gross profit by net revenue for the periods noted. Refer to the “Non-IFRS Financial Measures and Other Measures” section of this MD&A for further information.
(2)
Adjusted operating income (loss) and free cash flow are specified financial measures that do not have standardized meanings prescribed by International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards”) and therefore may not be comparable to similar measures used by other companies. Refer to the “Non-IFRS Financial Measures and Other Measures” section of this MD&A for further information.

CONSOLIDATED RESULTS

General and administrative

	Three months ended June 30		Six months ended June 30
($000s)	2026	2025	2026	2025
Salaries and wages	25,954	28,706	54,615	57,136
Consulting fees	1,210	878	2,942	2,960
Office and general	11,845	12,081	23,722	24,233
Professional fees	790	807	2,783	2,311
Merchant processing fees	1,835	1,805	3,357	3,273
Director fees	243	240	465	481
Other	964	859	1,564	1,341
	42,841	45,376	89,448	91,735

General and administrative expenses for the three months ended June 30, 2026 were $42.8 million compared to $45.4 million for the three months ended June 30, 2025. The decrease of $2.6 million was mainly due to decreases in salaries and wages and office and general expenses, partially offset by an increase in consulting fees. The decrease in salaries and wages was due to continued optimization of corporate overheads. Office and general expenses decreased due to less spending on office supplies repairs and maintenance and insurance costs. The increase in consulting fees was mainly due to the timing of various projects aimed at supporting corporate initiatives.

General and administrative expenses for the six months ended June 30, 2026 were $89.4 million compared to $91.7 million for the six months ended June 30, 2025. The decrease of $2.3 million was mainly due to decreases in salaries and wages and office and general expenses, partially offset by an increase in professional fees. The decrease in salaries and wages was due to continued optimization of corporate overheads, partially offset by severance costs recognized in the current period. Office and general expenses decreased due to less spending on office supplies, repairs and maintenance and security costs. The increase in professional fees was due to higher legal and accounting expenses.

Share-based compensation

	Three months ended June 30		Six months ended June 30
($000s)	2026	2025	2026	2025
Equity-settled expense
Restricted share units	2,078	3,621	3,884	6,080
Cash-settled expense
Deferred share units	572	(702)	(618)	(1,773)
	2,650	2,919	3,266	4,307

Share-based compensation expense includes the expense related to the Company’s issuance of restricted share units (“RSUs”) and deferred share units (“DSUs”) to employees, directors, and others at the discretion of the Board. DSUs are accounted for as a liability instrument and measured at fair value based on the market value of the Company’s common shares at each period end.

Share-based compensation expense for the three months ended June 30, 2026 was $2.7 million compared to $2.9 million for the three months ended June 30, 2025. The decrease of $0.2 million was due to a decrease in RSU expense partially offset by an increase in DSU expense. The decrease in RSU expense was caused by the vesting of RSUs granted in prior years and a decrease in the number and value of RSUs granted in the current year. The increase in DSU expense was mostly caused by the change in fair value of DSUs. The current period experienced an increase in fair value resulting from an increase in share price, while the comparative period experienced a decrease in fair value resulting from a decrease in share price.

Share-based compensation expense for the six months ended June 30, 2026 was $3.3 million compared to $4.3 million for the six months ended June 30, 2025. The decrease of $1.0 million was due to a decrease in RSU expense partially offset by a decrease in DSU recovery. The decrease in RSU expense was caused by the vesting of RSUs granted in prior years and a decrease in the number and value of RSUs granted in the current year. The decrease in DSU recovery was mostly caused by the change in fair value of DSUs. Both the current and comparative periods experienced a decrease in fair value resulting from a decrease in share price, however the current period decrease was less than the comparative period.

Operating (loss) income

	Three months ended June 30		Six months ended June 30
($000s)	2026	2025	2026	2025
Operating (loss) income	(7,841)	5,003	(16,955)	(7,050)

Operating loss for the three months ended June 30, 2026 was $7.8 million compared to operating income of $5.0 million for the three months ended June 30, 2025. The increase in operating loss of $12.8 million was due to a decrease in gross profit ($11.3 million), share of loss of equity-accounted investees ($2.7 million) and lower asset impairment reversal ($1.1 million), partially offset by lower general and administrative expenses ($2.6 million). The changes noted above are discussed in more detail throughout the relevant consolidated and segment results sections.

Operating loss for the six months ended June 30, 2026 was $17.0 million compared to $7.1 million for the six months ended June 30, 2025. The increase in operating loss of $9.9 million was due to decreases in gross profit ($15.1 million) and investment income ($1.9 million), partially offset by lower share of loss of equity-accounted investees ($2.3 million) and decreases in general and administrative expenses ($2.3 million), depreciation and amortization ($0.7 million), share-based compensation ($1.0 million) and asset impairment ($1.1 million). The changes noted above are discussed in more detail throughout the relevant consolidated and segment results sections.

Net (loss) earnings

	Three months ended June 30		Six months ended June 30
($000s)	2026	2025	2026	2025
Net (loss) earnings	(7,822)	2,885	(17,733)	(11,822)

Net loss for the three months ended June 30, 2026 was $7.8 million compared to net earnings of $2.9 million for the three months ended June 30, 2025. The increase in net loss of $10.7 million was largely due to a decrease in gross profit ($11.3 million), share of loss of equity-accounted investees ($2.7 million) and lower asset impairment reversal ($1.1 million), partially offset by lower general and administrative expenses ($2.6 million) and income tax recovery ($1.7 million). The changes noted above are discussed in more detail throughout the relevant consolidated and segment results sections.

Net loss for the six months ended June 30, 2026 was $17.7 million compared to $11.8 million for the six months ended June 30, 2025. The increase in net loss of $5.9 million was largely due to decreases in gross profit ($15.1 million) and investment income ($1.9 million), partially offset by lower share of loss of equity-accounted investees ($2.3 million) and decreases in general and administrative expenses ($2.3 million), depreciation and amortization ($0.7 million), share-based compensation ($1.0 million), asset impairment ($1.1 million) and income tax recovery ($3.2 million). The changes noted above are discussed in more detail throughout the relevant consolidated and segment results sections.

OPERATING SEGMENTS

The Company’s reportable segments are organized by business line and are comprised of four reportable segments: liquor retail, cannabis retail, cannabis operations, and investments.

Liquor retail includes the sale of wines, beers and spirits through wholly owned liquor stores. Cannabis retail includes the private sale of adult-use cannabis products and accessories through corporate-owned, controlled and franchised retail cannabis stores. Cannabis operations include the cultivation, distribution and sale of cannabis for the adult-use and medical markets domestically and for export, and providing proprietary cannabis processing services, in addition to product development, manufacturing, and commercialization of cannabis consumer packaged goods. Investments include the deployment of capital to investment opportunities. Certain overhead expenses not directly attributable to any operating segment are reported as “Corporate”.

($000s)	Cannabis Retail	Cannabis Operations	Intersegment Eliminations	Cannabis Total	Liquor Retail	Investments	Corporate	Total
As at June 30, 2026
Total assets	212,139	211,318	—	423,457	325,896	415,156	119,419	1,283,928
Six months ended June 30, 2026
Net revenue (1)	160,549	61,664	(29,332)	192,881	238,791	—	—	431,672
Gross profit	42,354	6,369	—	48,723	60,438	—	—	109,161
Operating income (loss)	4,084	(16,143)	—	(12,059)	(136)	479	(5,239)	(16,955)
Adjusted operating income (loss) (2)	4,119	(15,912)	—	(11,793)	89	479	(4,699)	(15,924)
Three months ended June 30, 2026
Net revenue (1)	83,204	32,232	(14,378)	101,058	134,708	—	—	235,766
Gross profit	22,002	567	—	22,569	33,780	—	—	56,349
Operating income (loss)	2,968	(9,201)	—	(6,233)	3,024	(1,559)	(3,073)	(7,841)
Adjusted operating income (loss) (2)	3,003	(8,970)	—	(5,967)	3,249	(1,559)	(2,705)	(6,982)

(1)
The Company has eliminated $29.3 million for the six months ended June 30, 2026 and 14.4 million for the three months ended June 30, 2026 of cannabis operations revenue and equal cost of sales associated with sales to provincial boards that are expected to be subsequently repurchased by the Company’s licensed retail subsidiaries for resale, at which point the full retail sales revenue will be recognized.
(2)
Adjusted operating income (loss) is a specified financial measure that does not have standardized meaning prescribed by IFRS Accounting Standards and therefore may not be comparable to similar measures used by other companies. Refer to the “Non-IFRS Financial Measures and Other Measures” section of this MD&A for further information.

($000s)	Cannabis Retail	Cannabis Operations	Intersegment Eliminations	Cannabis Total	Liquor Retail	Investments	Corporate	Total
As at December 31, 2025
Total assets	219,462	211,625	—	431,087	324,447	397,537	182,846	1,335,917
Six months ended June 30, 2025
Net revenue (1)	161,939	70,155	(33,812)	198,282	251,401	—	—	449,683
Gross profit	41,509	18,444	—	59,953	64,289	—	—	124,242
Operating income (loss) (2)	5,510	(9,304)	—	(3,794)	4,292	232	(7,780)	(7,050)
Adjusted operating income (loss) (2)(3)	5,510	(6,038)	—	(528)	4,292	232	(7,197)	(3,201)
Three months ended June 30, 2025
Net revenue (1)	84,399	35,836	(17,395)	102,840	141,929	—	—	244,769
Gross profit	21,882	9,233	—	31,115	36,486	—	—	67,601
Operating income (loss) (2)	4,183	(3,133)	—	1,050	6,709	1,833	(4,589)	5,003
Adjusted operating income (loss) (2)(3)	4,183	(2,762)	—	1,421	6,709	1,833	(4,133)	5,830
(1)
The Company has eliminated $33.8 million for the six months ended June 30, 2025 and 17.4 million for the three months ended June 30, 2025 of cannabis operations revenue and equal cost of sales associated with sales to provincial boards that are expected to be subsequently repurchased by the Company’s licensed retail subsidiaries for resale, at which point the full retail sales revenue will be recognized.
(2)
Recast - refer to description below
(3)
Adjusted operating income (loss) is a specified financial measure that does not have standardized meaning prescribed by IFRS Accounting Standards and therefore may not be comparable to similar measures used by other companies. Refer to the “Non-IFRS Financial Measures and Other Measures” section of this MD&A for further information.

In 2026, the Company began allocating applicable direct and indirect overhead costs, incorporating employee utilization and head count, from the corporate segment to each individual operating segment all categorized within general and administrative expenses. The Company has recast the comparative period to illustrate the impact of these allocations had they been done during the prior period.

The following tables present the effect of the adjustments made to operating income (loss) and adjusted operating income (loss) for the periods indicated.

($000s)	Cannabis Retail	Cannabis Operations	Intersegment Eliminations	Cannabis Total	Liquor Retail	Investments	Corporate	Total
Six months ended June 30, 2025
Operating income (loss) as previously reported	13,224	1,806	—	15,030	13,054	232	(35,366)	(7,050)
Adjustment to general and administrative expenses	(7,714)	(11,110)	—	(18,824)	(8,762)	—	27,586	—
Operating income (loss) as recast	5,510	(9,304)	—	(3,794)	4,292	232	(7,780)	(7,050)

Adjusted operating income (loss) as previously reported	13,224	5,072	—	18,296	13,054	232	(34,783)	(3,201)
Adjustment to general and administrative expenses	(7,714)	(11,110)	—	(18,824)	(8,762)	—	27,586	—
Adjusted operating income (loss) as recast	5,510	(6,038)	—	(528)	4,292	232	(7,197)	(3,201)

($000s)	Cannabis Retail	Cannabis Operations	Intersegment Eliminations	Cannabis Total	Liquor Retail	Investments	Corporate	Total
Three months ended June 30, 2025
Operating income (loss) as previously reported	8,062	2,292	—	10,354	11,074	1,833	(18,258)	5,003
Adjustment to general and administrative expenses	(3,879)	(5,425)	—	(9,304)	(4,365)	—	13,669	—
Operating income (loss) as recast	4,183	(3,133)	—	1,050	6,709	1,833	(4,589)	5,003

Adjusted operating income (loss) as previously reported	8,062	2,663	—	10,725	11,074	1,833	(17,802)	5,830
Adjustment to general and administrative expenses	(3,879)	(5,425)	—	(9,304)	(4,365)	—	13,669	—
Adjusted operating income (loss) as recast	4,183	(2,762)	—	1,421	6,709	1,833	(4,133)	5,830

LIQUOR RETAIL SEGMENT RESULTS

Operating income (loss)

	Three months ended June 30				Six months ended June 30
($000s)	2026	2025			2026	2025
		As Previously Reported	(2) Adjustment	As Recast		As Previously Reported	(2) Adjustment	As Recast
Net revenue	134,708	141,929	—	141,929	238,791	251,401	—	251,401
Cost of sales	100,928	105,443	—	105,443	178,353	187,112	—	187,112
Gross profit	33,780	36,486	—	36,486	60,438	64,289	—	64,289
Gross margin (1)	25.1%	25.7%		25.7%	25.3%	25.6%		25.6%

General and administrative	21,570	16,479	4,365	20,844	42,583	33,471	8,762	42,233
Sales and marketing	1,152	1,151	—	1,151	2,379	1,926	—	1,926
Depreciation and amortization	7,686	7,782	—	7,782	15,424	15,880	—	15,880
Share-based compensation	131	—	—	—	223	—	—	—
Restructuring costs	225	—	—	—	225	—	—	—
Asset impairment (reversal)	—	—	—	—	(171)	—	—	—
Other income	—	—	—	—	(81)	—	—	—
(Gain) loss on disposition of assets	(8)	—	—	—	(8)	(42)	—	(42)
Operating income (loss)	3,024	11,074	(4,365)	6,709	(136)	13,054	(8,762)	4,292
(1)
Gross margin is a supplementary financial measure calculated by dividing gross profit by net revenue for the periods noted. Refer to the “Non-IFRS Financial Measures and Other Measures” section of this MD&A for further information.
(2)
In 2026, the Company began allocating applicable direct and indirect overhead costs from the corporate segment to each individual operating segment all categorized within general and administrative expenses. The Company has recast the comparative period to illustrate the impact of these allocations had they been done during the prior period.

Net revenue for the three months ended June 30, 2026 was $134.7 million compared to $141.9 million for the three months ended June 30, 2025. The decrease of $7.2 million was primarily due to lower customer traffic reflecting declining market trends, partially offset by pricing strategies.

Net revenue for the six months ended June 30, 2026 was $238.8 million compared to $251.4 million for the six months ended June 30, 2025. The decrease of $12.6 million was primarily due to lower customer traffic reflecting declining market trends, partially offset by pricing strategies.

Cost of sales for the three months ended June 30, 2026 was $100.9 million compared to $105.4 million for the three months ended June 30, 2025. The decrease of $4.5 million was due to an overall decrease in sales as noted above.

Cost of sales for the six months ended June 30, 2026 was $178.4 million compared to $187.1 million for the six months ended June 30, 2025. The decrease of $8.7 million was due to an overall decrease in sales as noted above.

Gross profit for the three months ended June 30, 2026 was $33.8 million (25.1%) compared to $36.5 million (25.7%) for the three months ended June 30, 2025. The decrease of $2.7 million was partly due to a reduction in net revenue and cost of sales noted above, in addition to pricing strategies and optimizing product discounts.

Gross profit for the six months ended June 30, 2026 was $60.4 million (25.3%) compared to $64.3 million (25.6%) for the six months ended June 30, 2025. The decrease of $3.9 million was partly due to a reduction in net revenue and cost of sales noted above, in addition to pricing strategies and optimizing product discounts.

The increase in sales and marketing expense of $0.5 million for the six months ended June 30, 2026 were mainly caused by new store marketing expenses.

During the six months ended June 30, 2026, the Company recorded impairment reversals on retail property, plant and equipment of $0.2 million due to improved store level operating results. During the six months ended June 30, 2025, no impairments or impairment reversals were recorded.

At July 27, 2026, the Ace Liquor store count was 130, the Liquor Depot store count was 19 and the Wine and Beyond store count was 16.

CANNABIS RETAIL SEGMENT RESULTS

Operating income (loss)

	Three months ended June 30				Six months ended June 30
($000s)	2026	2025			2026	2025
		As Previously Reported	(2) Adjustment	As Recast		As Previously Reported	(2) Adjustment	As Recast
Net revenue	83,204	84,399	—	84,399	160,549	161,939	—	161,939
Cost of sales	61,202	62,517	—	62,517	118,195	120,430	—	120,430
Gross profit	22,002	21,882	—	21,882	42,354	41,509	—	41,509
Gross margin (1)	26.4%	25.9%		25.9%	26.4%	25.6%		25.6%

General and administrative	14,392	10,645	3,879	14,524	29,606	21,905	7,714	29,619
Sales and marketing	419	448	—	448	680	701	—	701
Depreciation and amortization	4,141	3,796	—	3,796	8,371	7,496	—	7,496
Share-based compensation	49	—	—	—	88	—	—	—
Restructuring costs	35	—	—	—	35	—	—	—
Asset (reversal) impairment	(2)	(1,073)	—	(1,073)	(484)	(1,804)	—	(1,804)
Loss (gain) on disposition of assets	—	4	—	4	(26)	(13)	—	(13)
Operating income (loss)	2,968	8,062	(3,879)	4,183	4,084	13,224	(7,714)	5,510
(1)
Gross margin is a supplementary financial measure calculated by dividing gross profit by net revenue for the periods noted. Refer to the “Non-IFRS Financial Measures and Other Measures” section of this MD&A for further information.
(2)
In 2026, the Company began allocating applicable direct and indirect overhead costs from the corporate segment to each individual operating segment all categorized within general and administrative expenses. The Company has recast the comparative period to illustrate the impact of these allocations had they been done during the prior period.

Net revenue for three months ended June 30, 2026 was $83.2 million compared to $84.4 million for the three months ended June 30, 2025. The decrease of $1.2 million is mainly attributable to a decrease in retail sales and a minor decrease in franchise revenue.

Net revenue for the six months ended June 30, 2026 was $160.5 million compared to $161.9 million for the six months ended June 30, 2025. The decrease of $1.4 million is mainly attributable to decreases in retail sales and franchise revenue and a minor decrease in proprietary licensing revenue.

Cost of sales for the three months ended June 30, 2026 was $61.2 million compared to $62.5 million for the three months ended June 30, 2025. The decrease of $1.3 million was due to an overall decrease in revenue as noted above and a change in product mix from changing consumer preferences.

Cost of sales for the six months ended June 30, 2026 was $118.2 million compared to $120.4 million for the six months ended June 30, 2025. The decrease of $2.2 million was due to an overall decrease in revenue as noted above and a change in product mix from changing consumer preferences.

Gross profit for the three months ended June 30, 2026 was $22.0 million (26.4%) compared to $21.9 million (25.9%) for the three months ended June 30, 2025. The increase of $0.1 million was due to a change in product mix from changing consumer preferences, partially offset by a reduction in net revenue and cost of sales noted above.

Gross profit for the six months ended June 30, 2026 was $42.4 million (26.4%) compared to $41.5 million (25.6%) for the six months ended June 30, 2025. The increase of $0.9 million was due to a change in product mix from changing consumer preferences, partially offset by a reduction in net revenue and cost of sales noted above.

During the three months ended June 30, 2026, no impairments or impairment reversals were recorded on right of use assets or retail property, plant and equipment. During the three months ended June 30, 2025, the Company recorded impairment reversals on right of use assets of $0.5 million and property, plant and equipment of $0.5 million due to improved store level operating results.

During the six months ended June 30, 2026, the Company recorded impairment reversals on right of use assets of $0.3 million and retail property, plant and equipment of $0.2 million due to improved store level operating results. During the six months ended June 30, 2025, the Company recorded impairment reversals on right of use assets of $1.0 million and property, plant and equipment of $0.8 million due to improved store level operating results.

At July 27, 2026, the Spiritleaf store count was 60 (4 corporate stores and 56 franchise stores), the Value Buds store count was 127 corporate stores and the Cost Cannabis store count was 5.

CANNABIS OPERATIONS SEGMENT RESULTS

Operating income (loss)

	Three months ended June 30				Six months ended June 30
($000s)	2026	2025			2026	2025
		As Previously Reported	(2) Adjustment	As Recast		As Previously Reported	(2) Adjustment	As Recast
Net revenue	32,232	35,836	—	35,836	61,664	70,155	—	70,155
Cost of sales	31,665	26,603	—	26,603	55,295	51,711	—	51,711
Gross profit	567	9,233	—	9,233	6,369	18,444	—	18,444
Gross margin (1)	1.8%	25.8%		25.8%	10.3%	26.3%		26.3%

General and administrative	6,780	3,977	5,425	9,402	16,082	7,501	11,110	18,611
Sales and marketing	2,088	1,829	—	1,829	4,465	4,235	—	4,235
Depreciation and amortization	276	690	—	690	627	1,443	—	1,443
Share-based compensation	182	—	—	—	414	—	—	—
Restructuring costs	231	371	—	371	231	570	—	570
Asset impairment	—	9	—	9	475	2,724	—	2,724
Research and development	8	98	—	98	12	198	—	198
Loss (gain) on disposition of assets	203	(33)	—	(33)	206	(33)	—	(33)
Operating income (loss)	(9,201)	2,292	(5,425)	(3,133)	(16,143)	1,806	(11,110)	(9,304)
(1)
Gross margin is a supplementary financial measure calculated by dividing gross profit by net revenue for the periods noted. Refer to the “Non-IFRS Financial Measures and Other Measures” section of this MD&A for further information.
(2)
In 2026, the Company began allocating applicable direct and indirect overhead costs from the corporate segment to each individual operating segment all categorized within general and administrative expenses. The Company has recast the comparative period to illustrate the impact of these allocations had they been done during the prior period.

The Company’s revenue comprises bulk and packaged sales under the Cannabis Act pursuant to its supply agreements with Canadian provincial boards, other licensed producers and international exports, proprietary extraction services, white label product formulation and manufacturing, the sale of bulk winterized oil and distillate, toll processing and co-packaging services and analytical testing.

Net revenue for the three months ended June 30, 2026 was $32.2 million compared to $35.8 million for the three months ended June 30, 2025. The decrease of $3.6 million was mainly due to a decrease in sales to provincial boards and wholesale sales.

Net revenue for the six months ended June 30, 2026 was $61.7 million compared to $70.2 million for the six months ended June 30, 2025. The decrease of $8.5 million was mainly due to decreases in sales to provincial boards and wholesale sales.

Cost of sales for the three months ended June 30, 2026 were $31.7 million compared to $26.6 million for the three months ended June 30, 2025. The increase of $5.1 million was mainly due to changes in product mix with higher direct costs and an increase in inventory obsolescence of $0.9 million.

Cost of sales for the six months ended June 30, 2026 were $55.3 million compared to $51.7 million for the six months ended June 30, 2025. The increase of $3.6 million was mainly due to changes in product mix with higher direct costs and an increase in inventory obsolescence of $1.8 million.

Gross profit for the three months ended June 30, 2026 was $0.6 million (1.8%) compared to $9.2 million (25.8%) for the three months ended June 30, 2025. The decrease of $8.6 million was due to the decrease in net revenue and increases in cost of sales and inventory obsolescence noted above.

Gross profit for the six months ended June 30, 2026 was $6.4 million (10.3%) compared to $18.4 million (26.3%) for the six months ended June 30, 2025. The decrease of $12.0 million was due to the decrease in net revenue and increases in cost of sales and inventory obsolescence noted above.

During the six months ended June 30, 2026, the Company recorded impairments on property, plant and equipment of $0.5 million due to slow moving market conditions. During the six months ended June 30, 2025, the Company recorded impairments on property, plant and equipment of $2.7 million due to the consolidation of the Company’s edible facilities as part of its integration strategy.

During the six months ended June 30, 2026, the Company received proceeds of $1.7 million for the disposition of its Stellarton facility and a loss on disposal of $0.2 million was recognized.

INVESTMENTS SEGMENT RESULTS

Operating income (loss)

	Three months ended June 30		Six months ended June 30
($000s)	2026	2025	2026	2025
Investment income	1,008	1,529	2,545	4,385
Share of (loss) profit of equity-accounted investees	(2,351)	304	(1,850)	(4,153)

General and administrative	216	—	216	—
Operating income (loss)	(1,559)	1,833	479	232

Investment income for the three months ended June 30, 2026 was $1.0 million compared to $1.5 million for the three months ended June 30, 2025. The decrease of $0.5 million was mainly due to lower interest revenue from cash due to lower balances.

Investment income for the six months ended June 30, 2026 was $2.5 million compared to $4.4 million for the six months ended June 30, 2025. The decrease of $1.9 million was mainly due to lower interest income from investments at amortized cost, caused by the principal repayment of a $27 million commercial mortgage in March 2025 and lower interest revenue from cash.

Share of (loss) profit of equity-accounted investees is comprised of the Company’s share of the net profit (or loss) generated from its investments in SunStream. The current investment portfolio of SunStream is comprised of secured debt, hybrid debt, derivative instruments and convertible equity instruments issued by United States based cannabis businesses.

Share of loss of equity-accounted investees for the three months ended June 30, 2026 was $2.4 million compared to profit of $0.3 million for the three months ended June 30, 2025. The decrease of $2.7 million was mostly due to accounting fair value adjustments to the investments.

Share of loss of equity-accounted investees for the six months ended June 30, 2026 was $1.9 million compared to loss of $4.2 million for the six months ended June 30, 2025. The increase of $2.3 million was mostly due to accounting fair value adjustments to the investments.

SELECTED QUARTERLY INFORMATION

The following table summarizes selected consolidated operating and financial information of the Company for the preceding eight quarters.

	2026		2025				2024
($000s, except per share amounts)	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Net revenue	235,766	195,906	252,499	244,219	244,769	204,914	257,679	236,892
Gross profit	56,349	52,812	70,229	64,177	67,601	56,641	68,799	62,968
Investment income	1,008	1,537	1,652	1,777	1,529	2,856	2,734	5,577
Net earnings (loss) attributable to owners of the Company (1)	(7,822)	(9,911)	9,367	(13,319)	2,885	(14,707)	(67,142)	(19,328)
Per share, basic and diluted (1)	(0.03)	(0.04)	0.04	(0.05)	0.01	(0.06)	(0.25)	(0.07)
(1)
These values are equal to values from “net earnings (loss) from continuing operations attributable to owners of the Company”, in total and on a per-share and diluted per-share basis.

During the eight most recent quarters the following items have had a significant impact on the Company’s financial results and results of operations:

•
Impairment and impairment reversals on property, plant and equipment and right of use assets;
•
Changes to provisions for inventory obsolescence and impairment;
•
Investments in and distributions from SunStream;
•
Acquisition of Indiva Limited;
•
Impairment of intangible assets from the cannabis retail cash generating unit (“CGU”);
•
Impairment of the Stellarton facility due to slow moving market conditions;
•
Entering into and acquiring several cannabis-related investments;
•
Repayment and exiting cannabis-related investments; and
•
Increased net revenue and gross profit from acquisitions and organic growth, partially offset by a general decline in demand in the liquor industry and shifting consumer preferences in the cannabis industry.

LIQUIDITY AND CAPITAL RESOURCES

($000s)	June 30, 2026	December 31, 2025
Cash and cash equivalents	183,208	252,243

Capital resources are financing resources available to the Company and are defined as the Company’s debt and equity. The Company manages its capital resources with the objective of maximizing shareholder value and sustaining future development of the business. The Company manages its capital structure and adjusts it, based on the funds available to the Company, in order to support the Company’s activities. The Company may adjust capital spending, issue new equity or issue new debt, subject to the availability of such debt or equity financing on commercial terms.

The Company’s primary need for liquidity is to fund investment opportunities, capital expenditures, working capital requirements and for general corporate purposes. The Company’s working capital requirements are primarily driven by maintaining inventory levels, the extension of credit to customers and the settling of obligations with suppliers. The Company’s primary source of liquidity historically has been from funds received from the proceeds of common share issuances and debt financing. The Company has generated positive operating cash flows and positive total change in cash and cash equivalents during the last two fiscal years. The Company’s ability to fund operations and investments and make planned capital expenditures depends on future operating performance and cash flows, as well as the availability of future financing, all of which are subject to prevailing economic conditions and financial, business and other factors.

Management believes its current capital resources will be sufficient to satisfy cash requirements associated with funding the Company’s operating expenses and future development activities for at least the next 12 months. However, no assurance can be given that this will be the case or that future sources of capital will not be necessary.

Debt

As at June 30, 2026, the Company had no outstanding bank debt or other debt.

Equity

As at June 30, 2026, the Company had the following share capital instruments outstanding:

(000s)	June 30, 2026	December 31, 2025
Common shares	248,662	263,359
Common share purchase warrants (1)	54	54
Simple warrants (2)	16	16
Performance warrants (3)	8	21
Stock options (4)	84	321
Restricted share units	8,313	6,855
(1)
54,400 warrants were exercisable as at June 30, 2026.
(2)
16,000 simple warrants were exercisable as at June 30, 2026.
(3)
No performance warrants were exercisable as at June 30, 2026.
(4)
84,098 stock options were exercisable as at June 30, 2026.

The number of common shares outstanding changed during the six months ended June 30, 2026 in connection with the following transactions:

•
Pursuant to the Company’s share repurchase program, the Company purchased and cancelled 16.2 million common shares at a weighted average price, excluding commissions, of $2.02 (US$1.46) per common share for a total cost of $33.1 million including commissions; and
•
The Company issued 1.5 million common shares in connection with the vesting of RSUs under its long term incentive plan.

From July 1, 2026 to July 27, 2026:

•
Pursuant to the Company’s share repurchase program, the Company purchased and cancelled 1.9 million common shares at a weighted average price, excluding commissions, of $1.87 (US$1.32) per common share for a total cost of $3.6 million including commissions; and
•
The Company issued 1.5 million common shares in connection with the vesting of RSUs under its long term incentive plan.

As at July 27, 2026, a total of 248.3 million common shares were outstanding.

Cash Flow Summary

	Three months ended June 30		Six months ended June 30
($000s)	2026	2025	2026	2025
Cash provided by (used in):
Operating activities	3,687	6,117	7,168	13,905
Investing activities	(338)	(7,161)	(11,704)	10,011
Financing activities	(33,545)	(11,599)	(52,357)	(34,051)
Change in cash and cash equivalents	(30,196)	(12,643)	(56,893)	(10,135)

Cash Flow – Operating Activities

Net cash provided by operating activities was $3.7 million for the three months ended June 30, 2026 compared to $6.1 million provided by operating activities for the three months ended June 30, 2025. The decrease of $2.4 million was due to an increase in net loss and adjustments for non-cash items, partially offset by favourable changes in working capital which resulted in lower cash outflows compared to the prior period. The change in non-cash working capital is comprised of changes in inventory, accounts receivable, prepaid expenses and deposits and accounts payable. Accounts receivable was impacted by the adoption of the IFRS 7 and IFRS 9 amendments, refer to “New Accounting Pronouncements” below for additional information.

Net cash provided by operating activities was $7.2 million for the six months ended June 30, 2026 compared to $13.9 million provided by operating activities for the six months ended June 30, 2025. The decrease of $6.7 million was due to an increase in net loss and adjustments for non-cash items, partially offset by favourable changes in working capital which resulted in lower cash outflows compared to the prior period. The change in non-cash working capital is comprised of changes in inventory, accounts receivable, prepaid expenses and deposits and accounts payable. Accounts receivable was impacted by the adoption of the IFRS 7 and IFRS 9 amendments, refer to “New Accounting Pronouncements” below for additional information.

Cash Flow – Investing Activities

Net cash used in investing activities was $0.3 million for the three months ended June 30, 2026 compared to $7.2 million used in investing activities for the three months ended June 30, 2025. The decrease of $6.9 million was primarily due to lower additions to investments, an increase in proceeds from the disposal of property, plant and equipment and a decrease in acquisitions, partially offset by a decrease in capital distributions from equity-accounted investees. During the current period the Company received proceeds of $1.7 million for the disposition of its Stellarton facility. During the comparative period the Company paid a $1.0 million deposit in connection with the 1CM acquisition, refer to “Recent Developments – Acquisition of Cost Cannabis and T Cannabis locations from 1CM” above for further details.

Net cash used in investing activities was $11.7 million for the six months ended June 30, 2026 compared to $10.0 million provided by investing activities for the six months ended June 30, 2025. The decrease of $21.7 million was primarily due to lower principal payments from investments, capital contributions to equity-accounted investees (as compared to distributions in the prior period) and an increase in acquisitions, partially offset by lower additions to investments. During the three months ended March 31, 2025, the Company received the principal repayment of a $27 million commercial mortgage. The acquisition related to 1CM, refer to “Recent Developments – Acquisition of Cost Cannabis and T Cannabis locations from 1CM” above for further details.

Cash Flow – Financing Activities

Net cash used in financing activities was $33.5 million for the three months ended June 30, 2026 compared to $11.6 million used in financing activities for the three months ended June 30, 2025. The increase of $21.9 million was largely due to an increase in common shares repurchased.

Net cash used in financing activities was $52.4 million for the six months ended June 30, 2026 compared to $34.1 million used in financing activities for the six months ended June 30, 2025. The increase of $18.3 million was largely due to an increase in common shares repurchased.

Free cash flow

	Three months ended June 30		Six months ended June 30
($000s)	2026	2025	2026	2025
Free cash flow	(6,671)	(7,869)	(14,262)	(8,959)

Free cash flow is a specified financial measure that does not have a standardized meaning prescribed by IFRS Accounting Standards and therefore may not be comparable to similar measures used by other companies. Refer to the “Non-IFRS Financial Measures and Other Measures” section of this MD&A for further information. The Company defines free cash flow as the total change in cash and cash equivalents less cash used for common share repurchases, dividends (if any), changes to debt instruments, changes to long-term investments, net cash used for acquisitions plus cash provided by dispositions (if any).

Free cash flow was negative $6.7 million for the three months ended June 30, 2026 compared to negative $7.9 million for the three months ended June 30, 2025. The increase of $1.2 million was mainly due to favourable changes in working capital which resulted in lower cash outflows compared to the prior period, proceeds from the disposal of property, plant and equipment and a decrease in lease payments, partially offset by an increase in net loss and adjustments for non-cash items. The adjustments for non-cash items were mostly due to income tax recovery, change in fair value of biological assets and inventory sold, inventory obsolescence and impairment, asset impairment reversal and share of loss of equity-accounted investees.

Free cash flow was negative $14.3 million for the six months ended June 30, 2026 compared to negative $9.0 million for the six months ended June 30, 2025. The decrease of $5.3 million was mainly due to a decrease in net loss and adjustments for non-cash items, exercise of cash-settled DSUs, an increase in additions to property, plant and equipment and an increase in lease payments, partially offset by proceeds from the disposal of property, plant and equipment and favourable changes in working capital which resulted in lower cash outflows compared to the prior period. The adjustments for non-cash items were mostly due to income tax recovery, change in fair value of biological assets and inventory sold, share-based compensation, inventory obsolescence and impairment, asset impairment and share of loss of equity-accounted investees.

Financial Instruments

Refer to note 22 in the Interim Financial Statements for additional information on the Company’s financial instruments and the related fair value estimates and disclosures.

Liquidity risks associated with financial instruments

Credit risk

Credit risk is the risk of financial loss if the counterparty to a financial transaction fails to meet its obligations. The maximum amount of the Company’s credit risk exposure is the carrying amounts of cash and cash equivalents, accounts receivable, and investments. The Company attempts to mitigate such exposure to its cash and cash equivalents by investing only in financial institutions with investment grade credit ratings or secured investments. The Company manages risk over its accounts receivable by issuing credit only to creditworthy counterparties. The Company limits its exposure to credit risk over its investments by ensuring the agreements governing the investments are secured in the event of counterparty default. The Company considers financial instruments to have low credit risk when its credit risk rating is equivalent to investment grade. The Company assumes that the credit risk on a financial asset has increased significantly if it is outstanding past the contractual payment terms. The Company considers a financial asset to be in default when the debtor is unlikely to pay its credit obligations to the Company.

The Company applies the simplified approach under IFRS 9 for trade receivables by grouping receivables based on shared credit risk characteristics and the days past due. The expected loss rates are based on historical credit losses experienced over a period of 12 months.

The Company applies the general approach under IFRS 9 to other receivables and other investments, which is an assessment of whether the credit risk of a financial instrument has increased significantly since initial recognition.

Liquidity risk

Liquidity risk is the risk that the Company cannot meet its financial obligations when due. The Company manages liquidity risk by monitoring operating and growth requirements. The Company prepares forecasts to ensure sufficient liquidity to fulfil obligations and operating plans. Management believes its current capital resources will be sufficient to satisfy cash requirements associated with funding the Company’s operating expenses and future development activities for at least the next 12 months. However, no assurance can be given that this will be the case or that future sources of capital will not be necessary.

Market risk

Market risk is the risk that changes in market prices will affect the Company’s income or value of its holdings of financial instruments. The Company is exposed to market risk in that changes in market prices will cause fluctuations in the fair value of its marketable securities. The fair value of marketable securities is based on quoted market prices as the Company’s marketable securities are shares of publicly traded entities.

Regulatory risk

Regulatory risk pertains to the risk that the Company’s business objectives are contingent, in part, upon compliance with regulatory requirements. Due to the nature of the industries in which the Company operates, the Company recognizes that regulatory requirements are more stringent and punitive in nature than most other sectors of the economy. Any delays in obtaining, or failure to obtain, regulatory approvals could significantly delay operational and/or product development and could have a material adverse effect on the Company’s business, results of operations, and financial condition. The Company is cognizant of the advent of regulatory changes in these industries on the city, provincial, and national levels in Canada and is aware of the effect that unforeseen regulatory changes in these industries could have on the goals and operations of the business as a whole.

CONTRACTUAL COMMITMENTS AND CONTINGENCIES

A)
Commitments

The information presented in the table below reflects management’s estimate of the contractual maturities of the Company’s obligations at June 30, 2026.

($000s)	Less than one year	One to three years	Three to five years	Thereafter	Total
Accounts payable and accrued liabilities	46,193	—	—	—	46,193
Lease liabilities	32,864	73,213	50,758	11,277	168,112
Financial guarantee liability	—	127	—	—	127
Loyalty liability	—	620	—	—	620
Total	79,057	73,960	50,758	11,277	215,052

The Company has entered into certain supply agreements to provide dried cannabis and cannabis products to third parties. The contracts require the provision of various amounts of dried cannabis on or before certain dates. Should the Company not deliver the product in the agreed timeframe, financial penalties apply which may be paid either in product in-kind or cash.

The Company has entered into royalty agreements to pay a certain amount of royalties on cannabis products sold. Should the Company not sell sufficient product in the agreed timeframe, a minimal royalty payment is accrued.

B)
Contingencies

From time to time, the Company and its subsidiaries are or may become involved in various legal claims and actions which arise in the ordinary course of their business and operations. While the outcome of any such claim or action is inherently uncertain, the Company believes that the losses that may result, if any, will not be material to the consolidated financial statements.

NON-IFRS FINANCIAL MEASURES AND OTHER MEASURES

Certain specified financial measures in this MD&A including adjusted operating income (loss), free cash flow, same store sales and Adjusted EBITDA are non-IFRS measures. These terms are not defined by IFRS Accounting Standards and, therefore, may not be comparable to similar measures reported by other companies. These non-IFRS financial measures should not be considered in isolation or as an alternative for measures of performance prepared in accordance with IFRS Accounting Standards.

GROSS MARGIN

Gross margin is a supplementary financial measure calculated by dividing gross profit by net revenue for the periods noted.

Adjusted operating income (loss)

Adjusted operating income (loss) is a non-IFRS financial measure which the Company uses to evaluate its operating performance. Adjusted operating income (loss) provides information to investors, analysts, and others to aid in understanding and evaluating the Company’s operating results in a similar manner to its management team. The Company defines adjusted operating income (loss) as operating income (loss) less restructuring costs (recovery), goodwill and intangible asset impairments and asset impairments triggered by restructuring activities.

The following tables reconcile adjusted operating income (loss) to operating income (loss) for the periods noted.

($000s)	Cannabis Retail	Cannabis Operations	Cannabis Total	Liquor Retail	Investments	Corporate	Total
Three months ended June 30, 2026
Operating income (loss)	2,968	(9,201)	(6,233)	3,024	(1,559)	(3,073)	(7,841)
Adjustments:
Restructuring costs	35	231	266	225	—	368	859
Adjusted operating income (loss)	3,003	(8,970)	(5,967)	3,249	(1,559)	(2,705)	(6,982)

($000s)	Cannabis Retail	Cannabis Operations	Cannabis Total	Liquor Retail	Investments	Corporate	Total
Six months ended June 30, 2026
Operating income (loss)	4,084	(16,143)	(12,059)	(136)	479	(5,239)	(16,955)
Adjustments:
Restructuring costs	35	231	266	225	—	540	1,031
Adjusted operating income (loss)	4,119	(15,912)	(11,793)	89	479	(4,699)	(15,924)

($000s)	Cannabis Retail	Cannabis Operations	Cannabis Total	Liquor Retail	Investments	Corporate	Total
Three months ended June 30, 2025
Operating income (loss) (1)	4,183	(3,133)	1,050	6,709	1,833	(4,589)	5,003
Adjustments:
Restructuring costs	—	371	371	—	—	456	827
Adjusted operating income (loss)	4,183	(2,762)	1,421	6,709	1,833	(4,133)	5,830
(1)
In 2026, the Company began allocating applicable direct and indirect overhead costs from the corporate segment to each individual operating segment all categorized within general and administrative expenses. The Company has recast the comparative period to illustrate the impact of these allocations had they been done during the prior period. Refer to “Operating Segments” above for further details.

($000s)	Cannabis Retail	Cannabis Operations	Cannabis Total	Liquor Retail	Investments	Corporate	Total
Six months ended June 30, 2025
Operating income (loss) (1)	5,510	(9,304)	(3,794)	4,292	232	(7,780)	(7,050)
Adjustments:
Restructuring costs	—	570	570	—	—	583	1,153
Impairments triggered by restructuring	—	2,696	2,696	—	—	—	2,696
Adjusted operating income (loss)	5,510	(6,038)	(528)	4,292	232	(7,197)	(3,201)
(1)
In 2026, the Company began allocating applicable direct and indirect overhead costs from the corporate segment to each individual operating segment all categorized within general and administrative expenses. The Company has recast the comparative period to illustrate the impact of these allocations had they been done during the prior period. Refer to “Operating Segments” above for further details.

Free cash flow

Free cash flow is a non-IFRS financial measure which the Company uses to evaluate its financial performance. Free cash flow provides information which management believes to be useful to investors, analysts and others in understanding and evaluating the Company’s ability to generate positive cash flows as it removes cash used for non-operational items. The Company defines free cash flow as the total change in cash and cash equivalents less cash used for common share repurchases, dividends (if any), changes to debt instruments, changes to long-term investments, net cash used for acquisitions plus cash provided by dispositions (if any).

The following table reconciles free cash flow to change in cash and cash equivalents for the periods noted.

	Three months ended June 30		Six months ended June 30
($000s)	2026	2025	2026	2025
Change in cash and cash equivalents	(30,196)	(12,643)	(56,893)	(10,135)
Adjustments:
Repurchase of common shares	23,496	—	33,071	15,031
Changes to long-term investments	29	3,774	6,660	(14,855)
Acquisitions, net of cash acquired	—	1,000	2,900	1,000
Free cash flow	(6,671)	(7,869)	(14,262)	(8,959)

Same store sales

Same store sales is a supplementary financial measure which the Company uses to evaluate its financial performance in its retail segments. Same store sales provides information which management believes to be useful to investors, analysts and others in understanding and evaluating the Company’s sales trends excluding the effect of the opening and closure of stores.

Same store sales refers to the revenue generated by the Company’s existing retail locations during the current and prior comparison periods.

ADJUSTED EBITDA

Adjusted EBITDA is a non-IFRS financial measure which the Company uses to evaluate its operating performance. Adjusted EBITDA provides information to investors, analysts, and others to aid in understanding and evaluating the Company’s operating results. The Company defines adjusted EBITDA as net earnings (loss) before inventory and biological assets fair value and impairment adjustments, share of (profit) loss of equity-accounted investees, depreciation and amortization, share-based compensation expense, restructuring costs, asset impairment, gain or loss on disposal of property, other expenses, net, income tax expense (recovery) and excluding non-recurring items including enterprise resource planning implementation costs and litigation settlements, net of recoveries.

	Three months ended June 30		Six months ended June 30
($000s)	2026	2025	2026	2025
Net earnings (loss)	(7,822)	2,885	(17,733)	(11,822)
Adjustments:
Inventory and biological assets fair value and impairment adjustments	1,506	(425)	3,136	(945)
Share of loss (profit) of equity-accounted investees	2,351	(304)	1,850	4,153
Depreciation and amortization	12,631	12,920	25,486	26,148
Share-based compensation	2,650	2,919	3,266	4,307
Restructuring costs	859	827	1,031	1,153
Asset (reversal) impairment	(2)	(1,064)	(180)	920
Loss (gain) on disposition of PP&E	195	(29)	155	(88)
Other expenses, net	1,666	2,118	3,960	4,772
Income tax recovery	(1,685)	—	(3,182)	—
Non-recurring items	177	(401)	564	(195)
Adjusted EBITDA	12,526	19,446	18,353	28,403

RELATED PARTIES

SunStream is a joint venture in which the Company has a 50% ownership interest and is a related party due to it being classified as a joint venture of the Company. SunStream is a private company, incorporated under the ABCA, which provides growth capital that pursues indirect investment and financial services opportunities in the cannabis sector, as well as other investment opportunities. Capital contributions to the joint venture and distributions received from the joint venture are classified as related party transactions.

OFF BALANCE SHEET ARRANGEMENTS

As at June 30, 2026, the Company did not have any off-balance sheet arrangements.

CRITICAL ACCOUNTING ESTIMATES

The Company makes assumptions in applying critical accounting estimates that are uncertain at the time the accounting estimate is made and may have a significant effect on its consolidated financial statements. Critical accounting estimates include the classification and recoverable amounts of CGUs, value of inventory, value of equity-accounted investees, value of leases, acquisitions and fair value of assets acquired and liabilities assumed in a business combination. Critical accounting estimates are based on variable inputs including but not limited to:

•
Demand for cannabis for adult-use and medical purposes;
•
Price of cannabis;
•
Expected cannabis sales volumes;
•
Demand for liquor;
•
Price of liquor;
•
Expected liquor sales volumes;
•
Changes in market interest and discount rates;
•
Future development and operating costs;
•
Costs to convert harvested cannabis to finished goods;
•
Potential returns and pricing adjustments; and
•
Market prices, volatility and discount rates used to determine fair value of equity-accounted investees.

Changes in critical accounting estimates can have a significant effect on profit or loss as a result of their impact on revenue, costs of sales, provisions and impairments. Changes in critical accounting estimates can have a significant effect on the valuation of inventory, property, plant and equipment, provisions and derivative financial instruments.

For a detailed discussion regarding the Company’s critical accounting estimates, refer to the notes to the Audited Financial Statements.

NEW ACCOUNTING PRONOUNCEMENTS

The International Accounting Standards Board and the IFRS Interpretations Committee regularly issue new and revised accounting pronouncements which have future effective dates and therefore are not reflected in the Company’s consolidated financial statements. Once adopted, these new and amended pronouncements may have an impact on the Company’s consolidated financial statements. The following accounting standard was effective for annual periods beginning on or after January 1, 2026 and had a material impact on the Company’s consolidated financial statements:

Classification and Measurement of Financial Instruments — Amendments to IFRS 9 and IFRS 7

On January 1, 2026, the Company adopted the amendments to IFRS 9 and IFRS 7 using the prospective application. The amendments include the following:

•
Clarification on the date of recognition and derecognition of some financial assets and liabilities, with a new exception for some financial liabilities settled through an electronic payment system.
•
Clarification and further guidance for assessing whether a financial asset meets the solely payments of principal and interest criterion.
•
New disclosure requirements for certain instruments without contractual terms that can change cash flows.
•
Updates to the disclosure required for equity instruments designated at fair value through other comprehensive income.

Impact on adoption

At June 30, 2026, there was a $8.4 million net reduction in cash and cash equivalents with an equivalent increase in accounts receivable, which is reflected in the statement of financial position and statement of cash flows. The Company estimated the impact to be approximately $12.1 million net reduction in cash and cash equivalents with an equivalent increase in accounts receivable, had the amendments been in effect for the annual period ending December 31, 2025.

There are new accounting standards, amendments to accounting standards and interpretations that are effective for annual periods beginning on or after January 1, 2027, discussed below, which have not been applied in preparing the consolidated financial statements for the three and six months ended June 30, 2026.

IFRS 18 Presentation and Disclosure in Financial Statements

IFRS 18 will replace IAS 1 Presentation of Financial Statements and applies for annual reporting periods beginning on or after January 1, 2027. The new accounting standard introduces the following key new requirements:

•
Entities are required to classify all income and expenses into five categories in the statement of profit or loss, namely the operating, investing, financing, discontinued operations and income tax categories. Entities are also required to present a newly-defined operating profit subtotal. Entities’ net profit will not change.
•
Management-defined performance measures are disclosed in a single note in the financial statements.
•
Enhanced guidance is provided on how to group information in the financial statements.

In addition, all entities are required to use the operating profit subtotal as the starting point for the statement of cash flows when presenting operating cash flows under the indirect method.

The Company is still in the process of assessing the impact of the new accounting standard, particularly with respect to the structure of the Company’s statement of profit or loss, the statement of cash flows and the additional disclosures required for management-defined performance measures.

Other accounting standards

The following new and amended accounting standards are not expected to have a material impact on the Company’s consolidated financial statements:

•
IFRS 19 Subsidiaries without Public Accountability: Disclosures

RISK FACTORS

In addition to the risks described elsewhere in this document, for a detailed discussion regarding the Company’s risk factors, refer to the “Risk Factors” section of the AIF.

DISCLOSURE CONTROLS AND PROCEDURES

The Company has designed disclosure controls and procedures (as defined in National Instrument 51-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings (“NI 52-109”) and Rules 13a-15(f) and 15d-15(f) under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”)) to provide reasonable assurance that: (i) material information relating to the Company is made known to the Company’s Chief Executive Officer and Chief Financial Officer by others, particularly during the period in which the annual and interim filings are being prepared; and (ii) information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time period specified in such securities legislation.

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures as of June 30, 2026. Based upon evaluation of the Company’s disclosure controls and procedures as of June 30, 2026, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures were effective as of June 30, 2026.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in NI 52-109 and Rules 13a-15(f) and 15d-15(f) under the Exchange Act). Refer to our MD&A for the year ended December 31, 2025, for a discussion regarding our internal control over financial reporting and the remediation of a previously identified material weakness.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

There have been no other changes in our internal control over financial reporting (as defined in NI 52-109 and Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during the quarter ended June 30, 2026, that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

ABBREVIATIONS

The following provides a summary of common abbreviations used in this document:

Financial and Business Environment
$ or C$	Canadian dollars
U.S.	United States
US$	United States dollars

FORWARD-LOOKING INFORMATION

This MD&A may contain forward-looking information concerning the Company’s business, operations and financial performance and condition, as well as the Company’s plans, objectives and expectations for its business operations and financial performance and condition. Any statements contained herein that are not statements of historical facts may be deemed to be forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “aim”, “anticipate”, “assume”, “believe”, “contemplate”, “continue”, “could”, “due”, “estimate”, “expect”, “goal”, “intend”, “may”, “objective”, “plan”, “predict”, “potential”, “positioned”, “pioneer”, “seek”, “should”, “target”, “will”, “would”, and other similar expressions that are predictions of or indicate future events and future trends, or the negative of these terms or other comparable terminology.

These forward-looking statements include, but are not limited to, statements about:

•
the anticipated benefits of and the Company’s intentions with respect to the Rise Rewards loyalty program and its expansion across retail banners;
•
the uncertainties associated with tariffs and countermeasures thereto;
•
the Company’s strategy;
•
expectations with respect to retail and investment operations;
•
expectations with respect to not proceeding with the Second Closing;
•
the anticipated benefits to the Company with respect to the 1CM Transaction;
•
the Company’s intentions with respect to the Cost Cannabis and T Cannabis brands and integration with SNDL;
•
the timing, and expectations related to the outcome, of the hearing for the rescheduling of marijuana in the U.S.
•
the impact of tariffs on the Company;
•
expectations with respect to the Company’s restructuring project;
•
expectations with respect to the Company’s joint venture interest in SunStream;
•
the timing and expectations related to the Company gaining direct control of Parallel’s medical cannabis operations in Florida;
•
the impact of consolidating cannabis segments;
•
the Company’s share repurchase program;
•
the Company’s ability to adjust its capital resources;
•
the Company’s liquidity needs, including its ability to source its liquidity requirements;

•
the sufficiency of the Company’s capital resources;
•
risks associated with financial instruments and the methods by which the Company manages such risks;
•
expectations with respect to various contingencies, including the impact of such on the Company’s financial statements;
•
the impact of changes to critical accounting estimates and new accounting pronouncements; and
•
expectations with respect to remediation measures to control deficiencies.

Although the forward-looking statements contained in this MD&A are based on assumptions that the Company believes are reasonable, you are cautioned that actual results and developments (including Company results of operations, financial condition and liquidity, and the development of the industry in which the Company operates) may differ materially from those made in or suggested by the forward-looking statements contained in this MD&A. In addition, even if results and developments are consistent with the forward-looking statements contained in this MD&A, those results and developments may not be indicative of results or developments in subsequent periods.

Certain assumptions made in preparing the forward-looking statements contained in this MD&A include:

•
the Company’s ability to implement its operational and liquidity strategies as well as its strategic initiatives;
•
the Company’s competitive advantages;
•
the impact of competition;
•
the changes and trends in the cannabis cultivation and retail, and the liquor retail industry;
•
changes in laws, rules and regulations;
•
the Company’s ability to maintain and renew required licences;
•
the Company’s ability to maintain good business relationships with its customers, distributors and other strategic partners;
•
the Company’s ability to keep pace with changing consumer preferences;
•
the Company’s ability to protect its intellectual property;
•
the Company’s ability to identify, finance and consummate acquisitions on attractive terms, integrate acquired companies and to realize the benefits of such acquisitions, including The Valens Company Inc. and the 1CM Stores;
•
the Company’s ability to retain key personnel;
•
the Company’s ability to efficiently deploy capital and achieve its expected and desired returns on such investments;
•
the Company’s ability to maintain and keep its public listing on the Nasdaq and the CSE and the liquidity of the trading of its common shares on a publicly listed stock exchange;
•
the Company’s ability to open new retail locations and attract a sufficient number of qualified franchisees; and
•
the absence of material adverse changes in the Company’s industry or the global economy, including as a result of global economic downturns.

These forward-looking statements are based on current expectations, estimates, forecasts and projections about the Company’s business and the industry in which it operates and management’s beliefs and assumptions and are not guarantees of future performance or development and involve known and unknown risks, uncertainties and other factors that are in some cases beyond its control. As a result, any or all of the forward-looking information in this MD&A may turn out to be inaccurate. Factors that may cause actual results to differ materially from current expectations include, among other things, those listed under the section titled “Risk Factors” in the AIF and otherwise described in this MD&A. Readers of this MD&A are urged to consider these factors carefully in evaluating the forward-looking statements. These forward-looking statements speak only as of the date of this MD&A and, except as required by applicable law, the Company assumes no obligation to update or revise these forward-looking statements for any reason, even if new information becomes available in the future. You should, however, review the factors and risks we describe in the reports we will file from time to time with applicable securities regulators, including the Canadian securities regulators and the U.S. Securities and Exchange Commission (the “SEC”), after the date of this MD&A.

This MD&A contains estimates, projections and other information concerning the Company’s industry, its business and the markets for its products. Information that is based on estimates, forecasts, projections, market research or similar methodologies is inherently subject to uncertainties, and actual events or circumstances may differ materially from events and circumstances that are assumed in this information. Unless otherwise expressly stated, the Company obtained this industry, business, market and other data from its own internal estimates and research as well as from reports, research surveys, studies and similar data prepared by market research firms and other third parties, industry, medical and general publications, government data and similar sources. Certain statements included in this MD&A may be considered

“financial outlook” for purposes of applicable securities laws, and such financial outlook may not be appropriate for purposes other than this MD&A. The purpose of the financial outlook is to provide readers with disclosure of the Company’s reasonable expectations of its anticipated results. The financial outlook is provided as of the date of this MD&A.

In addition, assumptions and estimates of the Company’s and industry’s future performance are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section titled “Risk Factors” in the AIF and elsewhere in this MD&A. These and other factors could cause the Company’s future performance to differ materially from the Company’s assumptions and estimates. Readers of this MD&A are cautioned against placing undue reliance on forward-looking statements.

Further information regarding the assumptions and risks inherent in the making of forward-looking statements can be found in the AIF, along with the Company’s other public disclosure documents. Copies of the AIF and other public disclosure documents are available under the Company’s profile on the System for Electronic Data Analysis and Retrieval + (“SEDAR+”) at www.sedarplus.ca and on the EDGAR section of the SEC’s website at www.sec.gov.

ADDITIONAL INFORMATION

Additional information relating to the Company, including the Company’s most recent AIF, can be viewed under the Company’s profile on SEDAR+ at www.sedarplus.ca, on the EDGAR section of the SEC’s website at www.sec.gov, or on the Company’s website at www.sndl.com. The information on or accessible through our website is not part of and is not incorporated by reference into this MD&A, and the inclusion of our website address in this MD&A is only for reference.